U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12B-25


NOTIFICATION  OF  LATE  FILING            SEC  FILE  NUMBER
                                                    0-29042
                                                -----------

     (Check  One):


[     ]  Form  10-K  and  Form  10-KSB    [  ]  Form  20-F
[     ]  Form  11-K
[  X  ]  Form  10-Q  and  Form  10-QSB    [  ]  Form  N-SAR

For  Period  Ended:         March  31,  2003
                          --------------------

[  ]     Transition  Report  on  Form  10-K
[  ]     Transition  Report  on  Form  20-F
[  ]     Transition  Report  on  Form  11-K
[  ]     Transition  Report  on  Form  10-Q
[  ]     Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has
verified  any      information  contained  herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part  I-Registrant  Information


     Full  Name  of  Registrant

     Symons  International  Group,  Inc.
     -----------------------------------
     Former  Name  if  Applicable

     None


     Address  of  Principal  Executive  Office  (Street  and  Number)

     4720  Kingsway  Drive
     ---------------------

     City,  State  and  Zip  Code

     Indianapolis,  Indiana  46205
     -----------------------------


Part  II-Rules  12b-25  (b)  and  (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [&23,047], the following should be completed. (Check box if appropriate)

[X]     (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (&72,435), effective April 12, 1989, 54 F.R. 10306.]

[X]     (c)     The  accountant's  statement  or  other exhibit required by Rule
12b-25(c)  has  been  attached  if  applicable.


Part  III-Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (&72,439), effective August 13, 1992, 57 F.R. 36442.]
                                             (Attach  Extra  Sheets  if  Needed)

As of May 15, 2003 the Registrant has not Finalized its consolidated financial statements for the year ended December 31, 2002 due to actuarial analysis of the Company's reserve amounts performed by the consulting actuary retained by BDO Seidman, LLP ("BDO"), the Company's independent auditor in connection with the 2002 audit. For this reason, the Registrant is unable to file the Quarterly Report on Form 10-Q at this time.


Part  IV-Other  Information


(1) Name and telephone number of person to contact in regard to this notification

Douglas  H.  Symons                   317                     259-6413
--------------------------------------------------------------------------------
          (Name)                  (Area  Code)            (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          Registrant's  2002  Form  10-K                 [  ]  Yes     [ X ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [ X ]  Yes    [   ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss of approximately $33.0 million for 2002 as compared to the net loss of $32.9 million reported for 2001. This figure is estimated and is subject to change based upon the outcome of actuarial analysis of the Company's reserve amounts performed by the consulting actuary retained by BDO Seidman, LLP ("BDO"), the Company's independent auditor in connection with the 2002 audit.

                        SYMONS INTERNATIONAL GROUP, INC.
                     --------------------------------------
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May  15,  2003                    By:
                                            --------------------
                                            Douglas  H.  Symons,
                                            Chief  Executive  Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.